Delta Oil & Gas, Inc.
Suite 604-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Tel: (866) 355-3644

June 12, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010
Attn:   Mr. Kevin Dougherty

RE:	Delta Oil & Gas Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 31, 2012
File No. 0-52001

Dear Mr. Dougherty:

On behalf of Delta Oil & Gas, Inc. (the “Company”), we submit the following responses to the comments received from the United States Securities and Exchange Commission (the “Commission”) in a letter dated May 15, 2012 regarding the Company’s Form 10-K filed for the fiscal year ended December 31, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the comment letter received from the Commission.

Form 10-K

Properties, page 20

1.
We note your response to comment 3 from our letter dated December 20, 2011.  In this regard, you have disclosed that during the year ended December 31, 2011 you expended $918,131 to convert proved developed reserves to proved  developed reserves.  Please tell us the amount  of proved undeveloped reserves converted to proved developed reserves.  If material, please also disclose this information.

In response to this comment, the Company discloses that the amount of provide undeveloped reserves converted to proved developed reserves equated to 42,240 BOE. The Company proposes to file an amendment to the Form 10-K for the fiscal year ended December 31, 2011 and disclose this information.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010
Attn:   Mr. Kevin Dougherty
June 12, 212

Ex. 99.1.

2.
We note that the average adjusted gas price used in the reserve estimate was $7.18 per MCF, as opposed to a benchmark price of $4.38 per MCF.  The average adjusted gas price also compares to an average sales price in 2011 of $4.01 per MCF, as disclosed on page 23.  Please explain the divergence of your historical sales price and that used in your reserve estimation.

In response to this comment, the Company discloses on a supplemental basis that the reserve estimation was based on use of a 12-month average price, which was calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  No prices were defined by contractual arrangements.  The high content of the British thermal units (“BTU”) found in natural gas in the geographical area covered by the reserve report resulted in a higher price used in the reserve estimation.  Because the Company's total production of natural gas from the geographical area covered by the report was approximately 10% of the Company's total production during the reporting period, there was not a statistical impact on the calculation of the Company's average sales price in 2011 ($4.01) that would have caused there to be less divergence between the average sales price in 2011 and the price used in the reserve estimation.

Exhibit 99.2

3.
We note your response to comment 5 from our letter dated December 20, 2011, and we re-issue this comment in part.  Please obtain and file a revised third party report that discloses the geographic area in which the covered reserves are located, and also discloses both the 12 month average benchmark product prices and the average adjusted prices used to determine reserves.

In response to this comment, the Company obtained and attached to this correspondence a draft revised third party report that discloses the geographical area in which the covered reserves are located in the first paragraph of the report and also discloses both the 12 month average benchmark product prices and the average adjusted prices used to determine reserves in the last paragraph on the first page of the report.  The Company proposes to file an amendment to the Form 10-K for the fiscal year ended December 31, 2011 including the draft revised third party report, a copy of which is attached hereto as Exhibit A.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010
Attn:   Mr. Kevin Dougherty
June 12, 212

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (866) 355-3644.

Sincerely,

DELTA OIL & GAS, INC.

/s/  Kulwant Sandher
      Kulwant Sandher
      Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010
Attn:   Mr. Kevin Dougherty
June 12, 212

EXHIBIT A

- DRAFT -

Fifth Avenue Place
600, 425 – 1 Street SW
Calgary AB T2P 3L8
Canada

Tel: 403-648-3200
Fax: 403-265-0862
www.deloitte.ca

March 8, 2012

Delta Oil & Gas, Inc.
Suite 604, 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Attention: Mr. Kulwant Sandher

RE:         Delta Oil & Gas, Inc.
Reserve estimation and economic evaluation

At your request and authorization, Deloitte & Touche LLP (“AJM Deloitte”) has prepared an independent evaluation of certain oil and gas assets located in Newton County, Texas for Delta Oil & Gas, Inc. (“Delta”), effective December 31, 2011.

This report has been prepared for the use of Delta Oil & Gas, Inc. for corporate reporting purposes and AJM Deloitte hereby gives its consent to the use of its name and to the said estimates for reporting in the United States. The evaluation was conducted in February 2012; field information obtained subsequent to the effective date was not used in the evaluation.

Pursuant to the requirements of Item 1202 (a) (8) of Regulation S-K, this report documents the results of the evaluation with the following tables summarizing a portion (approximately 65 percent) of the corporate reserves and value:

●     Table 1 – summary of corporate reserves and value using constant prices and costs (in US dollars);
●     Table 2 – summary of corporate reserves and value using forecast prices and costs (in Canadian dollars);
●     Table 3 – reserves reconciliation.

The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the SEC’s Regulation S-X Part 210.4-10(a). AJM Deloitte used all methods and procedures it considered necessary under the circumstances to prepare the report. The Evaluation Procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by AJM Deloitte in its determination of this evaluation and are appropriate for the purposes served by the report. In accordance with SEC requirements all prices and costs (capital and operating) were held constant. Product prices were based on an average of market prices posted on the first of each month from January to December 2011. The benchmark oil price used is $92.22/bbl , and the natural gas price used was $4.02/mcf. Delta’s actual 12-month oil price for the same period was $97.20/bbl. Delta did not have any gas sales during the period.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010
Attn:   Mr. Kevin Dougherty
June 12, 212

Delta Oil & Gas, Inc.
Reserve Estimation and economic evaluation

The extent and character of ownership and all factual data supplied by Delta Oil & Gas, Inc. were accepted as presented (see Representation Letter attached within). A field inspection and environmental/safety assessment of the properties was not made by AJM Deloitte and the consultant makes no representations and accepts no responsibilities in this regards.

This report contains forward looking statements including expectations of future production and capital expenditures. Possible changes to the current government regulations may cause volumes of proved and proved plus probable reserves actually recovered and amounts of proved and proved plus probable income actually received to differ significantly from the estimated quantities. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

A Boe conversion ratio of 6 Mcf: 1 barrel has been used within this report. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Delta Oil & Gas, Inc. makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Delta Oil & Gas, Inc. has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-X of Delta Oil & Gas, Inc. to the references to our name as well as to the references to our third party report for Delta Oil & Gas, Inc., which appears in the December 31, 2011 annual report on Form 10-K of filings made with the SEC by Delta Oil & Gas, Inc.

AJM Deloitte is pleased to present its independent reserves evaluation report for Delta Oil & Gas, Inc., effective December 31, 2011, without reservation.

Yours truly,

Original signed by: “Robin G. Bertram”

/s/ Robin G. Bertram, P. Eng.
     Robin G. Bertram, P.Eng.
     Associate Partner
     Deloitte & Touche LLP

/ct